July 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Real Estate & Construction

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	CONX Corp.
Registration Statement on Form S-1, as amended
Filed May 29, 2024
File No. 333-279770

Ladies and Gentlemen:

On behalf of our client, CONX Corp. (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter, dated July 19, 2024, with respect to the Company’s Amendment No.1 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on July 12, 2024.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. Capitalized terms used but not defined herein have the meanings given to such terms in the Registration Statement.

Form S-1/A filed July 12, 2024 Cover Page

1.

We partially reissue prior comment 1. Please revise to highlight the significant number of common shares being registered in this offering as compared to the limited public float of the company, so investors can clearly understand the potential significant dilution relating to the issuance of these shares and the potential negative impact on the market price of the common stock.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on the cover page in Amendment No.2.

Prospectus Summary, page 1

2.

We note your response to prior comment 5. Revise your prospectus summary to disclose the price that the Sponsor paid for the private placement warrants. Highlight any differences in the current trading price, the prices that these shareholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the Sponsor and selling securityholders will earn based on the current trading price.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 3, 9, 42 and 43 in Amendment No. 2. The Company respectfully advises the Staff that with respect to the Private Placement Warrants, the closing price of the Company’s Class A Common Stock on July 23, 2024 was $4.00, which is below the exercise price of $11.50 for the Private Placement Warrants. Accordingly, nXgen would not earn a profit based on the current trading price of the Class A Common Stock. Further, as disclosed on pages ii and 18, the Company is not registering the 18,750,000 shares of Class A Common Stock currently held by nXgen or the shares of Class A Common Stock issuable upon conversion of the Private Placement Warrants at this time.

General

3.

We note the updated disclosure relating to the withdrawal of your appeal of the Nasdaq trading suspension. Please revise disclosure throughout as necessary in light of the delisting of your securities and the impact upon this offering. For instance, provide additional disclosure of the application of state blue sky laws to this offering, whether this will increase the likelihood that the warrants will be exercisable on a cashless basis, and any resultant risks.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages ii, 4, 5, 18, 19, 21, 36, 58 and 59 in Amendment No.2.

Please contact me at (212) 558-3287 or schollmeyerm@sullcrom.com if you have any questions or require any additional information in connection with this letter or the Registration Statement.

Sincerely,

/s/ Mario Schollmeyer
Mario Schollmeyer